UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 10, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk receives Complete Response Letter in the US for once-weekly basal insulin icodec

Bagsværd, Denmark, 10 July 2024 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has issued a Complete Response Letter (CRL) covering the Biologics License Application for once-weekly basal insulin icodec for the treatment of diabetes mellitus.

In the letter, the FDA has requests related to the manufacturing process and the type 1 diabetes indication before the review of the application can be completed. Novo Nordisk is evaluating the content of the CRL and will work closely with the FDA to fulfil the requests. Novo Nordisk does not expect to be able to fulfil the requests during 2024.

‘We believe in the potential of once-weekly basal insulin icodec for those living with diabetes who require basal insulin therapy,” said Martin Lange, executive vice president for Development at Novo Nordisk. “We will work closely with the FDA to identify the next steps needed to complete the review so we can provide this novel treatment option to adults living with diabetes’’.

Novo Nordisk submitted the application for insulin icodec to the FDA in April 2023. In May 2024, an FDA Endocrinologic and Metabolic Drugs Advisory Committee meeting was convened with a panel of independent scientific experts to discuss the benefit-risk of once-weekly basal insulin icodec in type 1 diabetes. The panel determined that the data available were not sufficient to conclude on a positive benefit-risk in type 1 diabetes. The Advisory Committee did not discuss the use of once-weekly insulin icodec in type 2 diabetes.

Insulin icodec is approved under the brand name Awiqli® in the EU, Canada, Australia, Japan and Switzerland for the treatment of both type 1 and type 2 diabetes and in China for the treatment of type 2 diabetes.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Ida Melvold Gjøsund +45 3077 5649 idmg@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 52 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 10, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer